EXHIBIT G

Computation of Ratio of Earnings to Fixed Charges

Santander BanCorp

Each of the five years in the period ended December 31, 2002

	December 31,
	2002	2001	2000	1999	1998
INCOME BEFORE TAXES & CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	$ 21,481	$ 66,672	$ 91,036	$ 100,830	$ 89,942
PLUS: Fixed charges
Interest expense
Deposits	84,408	127,566	176,038	128,216	133,380
Other	74,351	114,739	189,562	177,870	116,694
Total	158,759	242,305	365,600	306,086	250,074
Rental Expense	5,499	5,539	5,626	5,290	6,451
Total Fixed Charges	164,258	247,844	371,226	311,376	256,525
Earnings	185,739	314,516	462,262	412,206	346,467
Ratio of Earnings to Fixed Charges
Including interest on deposits	1.13x	1.27x	1.25x	1.32x	1.35x
Excluding interest on deposits	2.33x	2.61x	2.37x	2.37x	2.81x

Dividend on preferred stock (1)	$ 4,568	$ 4,568	$ 4,568	$ 4,568	$ 2,551
Tax Rate	2.67%	10.31%	15.91%	20.19%	21.83%
Dividend on preferred stock	4,693	5,093	5,432	5,724	3,263
Fixed charges and preferred dividends	168,951	252,937	376,658	317,100	259,788
Ratio of Earnigns to Fixed Charges and Preferred Stock Dividend
Including interest on deposits	1.10x	1.24x	1.23x	1.30x	1.33x
Excluding interest on deposits	2.20x	2.51x	2.30x	2.18x	2.74x